                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)



                         Chart House Enterprises, Inc.
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                   160902102
                                 (CUSIP Number)


                                Alisa M. Singer
                            Rosenberg & Liebentritt
                      Two North Riverside Plaza, Suite 600
                           Chicago, Illinois  60606
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               November 4, 1997
                         (Date of Event which Requires
                           Filing of this Statement)


                 If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

    Check the following box if a fee is being paid with the statement [__].

                                  SCHEDULE 13D

CUSIP No.     160902102


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Chart House Investors, L.L.C.      FEIN: 36-4141805

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ X]
                                                            (b) [  ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                          7.      SOLE VOTING POWER

 NUMBER OF
   SHARES                 8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                  9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
                         10.      SHARED DISPOSITIVE POWER

                                    3,400,000*
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,400,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [__]
         CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

14.      TYPE OF REPORTING PERSON

         OO

*Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                  SCHEDULE 13D

CUSIP No.     160902102


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

         Samstock, L.L.C.      FEIN: 36-4156890

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ X]
                                                            (b) [__]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                          7.      SOLE VOTING POWER

 NUMBER OF                        3,400,000*
  SHARES                  8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
                         10.      SHARED DISPOSITIVE POWER

                                  3,400,000*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,400,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [__]
         CERTAIN SHARES

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

14.      TYPE OF REPORTING PERSON

          OO

*Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                  SCHEDULE 13D

CUSIP No.     160902102


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

         Samstock/ZFT, L.L.C.     FEIN: 36-3022976

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ X ]
                                                            (b) [   ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                          [__]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                          7.      SOLE VOTING POWER

 NUMBER OF
  SHARES                  8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
                          10.     SHARED DISPOSITIVE POWER

                                  3,400,000*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,400,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [__]
         CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

14.      TYPE OF REPORTING PERSON

          OO

*Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                  SCHEDULE 13D

CUSIP No.     160902102


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

         F. Philip Handy as Trustee of the Blaine Trust     FEIN: 59-6963521

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X ]
                                                                 (b) [  ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              [__]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

                          7.      SOLE VOTING POWER

 NUMBER OF
  SHARES                  8.      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY
  EACH                    9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
                         10.      SHARED DISPOSITIVE POWER

                                  3,400,000*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,400,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [__]
         CERTAIN SHARES

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

14.      TYPE OF REPORTING PERSON
          OO

*Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                  SCHEDULE 13D

CUSIP No.     160902102


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

         Robert Saltsman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X ]
                                                            (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen


                          7.      SOLE VOTING POWER

 NUMBER OF
  SHARES                  8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
                         10.      SHARED DISPOSITIVE POWER

                                  3,400,000*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,400,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [__]
         CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

14.      TYPE OF REPORTING PERSON
         IN

*Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                  SCHEDULE 13D

CUSIP No.     160902102


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

         Thomas Gaffney and Donna Gaffney, as tenants by the entirety

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X ]
                                                            (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizens

                          7.      SOLE VOTING POWER

 NUMBER OF
  SHARES                  8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
                         10.      SHARED DISPOSITIVE POWER

                                  3,400,000*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,400,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [__]
         CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

14.      TYPE OF REPORTING PERSON
         IN

*Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                  SCHEDULE 13D

CUSIP No.     160902102


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

         MelChart, L.L.C.     FEIN: 36-4183204

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X ]
                                                            (b) [  ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [__]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
                          7.      SOLE VOTING POWER

 NUMBER OF
  SHARES                  8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
                         10.      SHARED DISPOSITIVE POWER

                                  3,400,000*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,400,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [__]
         CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

14.      TYPE OF REPORTING PERSON
         OO

*Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                  SCHEDULE 13D

CUSIP No.     160902102


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

         F. Philip Handy

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X ]
                                                            (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [__]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen


                          7.      SOLE VOTING POWER

 NUMBER OF
  SHARES                  8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
                         10.      SHARED DISPOSITIVE POWER

                                  3,400,000*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,400,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [__]
         CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

14.      TYPE OF REPORTING PERSON
          IN

*Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                  SCHEDULE 13D

CUSIP No.     160902102


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

         Richard Rivera

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X ]
                                                            (b) [  ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [__]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen

                          7.      SOLE VOTING POWER

 NUMBER OF
  SHARES                  8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON
                         10.      SHARED DISPOSITIVE POWER

                                  3,400,000*

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,400,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [__]
         CERTAIN SHARES


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.0%

14.      TYPE OF REPORTING PERSON
         IN

*Represents the number of shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

  This Amendment No. 5 to Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Chart House Enterprises, Inc. (the "Issuer")and is being filed merely to correct certain typographical errors in
Item 3 of Amendment No. 4 to Schedule 13D relating to the number of shares of
Common Stock of Issuer owned and the consideration paid therefor.   Item 3 of
the Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

CHI acquired 1,641,750 shares of the Common Stock to which this Statement relates from the Issuer (the "Initial Shares") on March 10, 1997, pursuant to a Stock Purchase and Sale Agreement, dated as of March 10, 1997 (the "Stock Purchase Agreement"), among the Issuer, CHI and, solely for purposes of Section
4.13 of the Stock Purchase Agreement (relating to the guaranty of CHI's obligations under the Stock Purchase Agreement), Alpha/ZFT Partnership, an Illinois general partnership of which Alphabet and ZFT are the general partners ("Alpha/ZFT"). The membership interests in CHI presently held by Alphabet, and the membership interests in CHI held by ZFT prior to October 1, 1997, were previously held by Alpha/ZFT. Subsequent to execution of the Stock Purchase Agreement, such membership interests in CHI were assigned by Alpha/ZFT to
Alphabet and ZFT.   The Stock Purchase Agreement is attached hereto as Exhibit
1 and is incorporated herein by reference. Pursuant to the Stock Purchase Agreement, CHI paid to the Issuer for the Initial Shares the amount of $5.75 per share, for a total consideration of $9,440,063, the source of which was capital contributions to CHI by the members of CHI.

CHI acquired an additional 1,758,250 shares of Common Stock from the Issuer (the "Additional Shares") on May 23, 1997, pursuant to the Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, CHI paid to the Issuer for the Additional Shares the amount of $5.75 per share, for a total consideration of $10,109,937, the source of which was capital contributions to CHI from the members of CHI.

The aggregate total consideration paid by CHI to the Issuer for the Initial Shares and the Additional Shares was $19,550,000.

  Pursuant to a Distribution and Contribution Agreement entered into as of October 1, 1997 by and among CHI, Alphabet, ZFT, HHS Partnership, a Florida general partnership of which Handy, Saltsman and Gaffney are the partners ("HHS"), SZI, Samstock and Samstock/ZFT (the "Distribution Agreement"), CHI transferred an aggregate of 2,694,192 shares of Common Stock to Samstock, Samstock/ZFT, Handy, Saltsman and Gaffney. The Distribution Agreement is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

  Pursuant to the Distribution Agreement, on October 1, 1997, CHI transferred 930,000 shares of Common Stock to one of its members, Alphabet, which thereafter contributed such Common Stock to SZI, of which Alphabet is a member, and SZI in turn contributed such Common Stock to Samstock, of which SZI is the sole member.

  Pursuant to the Distribution Agreement, on October 1, 1997 CHI transferred 1,635,808 shares of Common Stock to one of its members, ZFT, which thereafter contributed 930,000 shares of such Common Stock to SZI, of which ZFT is a member, and 705,808 shares of such Common Stock to Samstock/ZFT, of which ZFT is the sole member. SZI then contributed the 930,000 shares of Common Stock it received from ZFT to Samstock, of which SZI is the sole member.

  Pursuant to the Distribution Agreement, on October 1, 1997, CHI transferred 128,384 shares of Common Stock to one of its members, HHS, which thereafter transferred 103,539 shares of such Common Stock to its partner FPH Trustee, 4,137 shares of such Common Stock to its partner Saltsman, and 20,708 shares of such Common Stock to its partner Gaffney.

  Pursuant to a Stock Purchase and Sale Agreement entered into as of October 1, 1997, by and between CHI and MelChart (the "MelChart Purchase Agreement"), on October 1, 1997, MelChart acquired 202,217 shares of Common Stock from CHI for the purchase price of $5.75 per share, for a total consideration of $1,162,747.75, the source of which was capital contributions to MelChart by the members of MelChart. The MelChart Purchase Agreement is attached hereto as
Exhibit 1.2 and is incorporated herein by reference.

  Pursuant to a Stock Purchase and Sale Agreement entered into as of October 1, 1997 by and between CHI and Rivera (the "Rivera Purchase Agreement"), on October 1, 1997, Rivera acquired 75,000 shares of Common Stock from CHI for the purchase price of $5.75 per share, for a total consideration of $431,250, the source of which was personal funds. The Rivera Purchase Agreement is attached hereto as Exhibit 1.3 and is incorporated herein by reference.

                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

DATED: November 4, 1997

                            CHART HOUSE INVESTORS, L.L.C., by ALPHABET
                            PARTNERS, its managing member, by a general partner

                            By: /s/ Arthur A. Greenberg
                               ----------------------------------
                            Name: Arthur A. Greenberg
                                 --------------------------------
                            Title: Trustee
                                  -------------------------------

                            SAMSTOCK, L.L.C., by SZ INVESTMENTS, L.L.C., its sole member, by ZELL GENERAL PARTNERSHIP, INC., its sole member

                            By: /s/ Sheli Z. Rosenberg
                                ---------------------------------
                            Name: Sheli Z. Rosenberg
                                 --------------------------------
                            Title: Vice President
                                  -------------------------------


                             SAMSTOCK/ZFT, L.L.C., by ZFT PARTNERSHIP, its sole member, by a general partner

                             By: /s/ Sheli Z. Rosenberg
                               ----------------------------------
                             Name: Sheli Z. Rosenberg
                                   ------------------------------
                             Title:   Trustee
                                   ------------------------------

                             /s/ F. Philip Handy
                             ------------------------------------
                                 F. Philip Handy


                             /s/ F. Philip Handy
                             -------------------------------------
                                 F. Philip Handy, as Trustee of the Blaine Trust


                             /s/ Robert Saltsman
                             -------------------------------------
                                 Robert Saltsman, by Sheli Z. Rosenberg
                                 under Power of Attorney

                              /s/ Thomas Gaffney
                              -----------------------------------
                                  Thomas Gaffney, by Sheli Z. Rosenberg
                                  under Power of Attorney

                              /s/ Donna Gaffney
                              -----------------------------------
                                  Donna Gaffney, by Sheli Z. Rosenberg
                                  under Power of Attorney

                              /s/ Richard Rivera
                             ------------------------------------
                                  Richard Rivera, by Sheli Z. Rosenberg
                                  under Power of Attorney


                             MELCHART, LLC

                             By: /s/ Richard Melman
                                -----------------------------------
                                 Richard Melman, its manager, by Sheli Z.
                                  Rosenberg under Power of Attorney

                                 EXHIBIT INDEX

 Exhibit Number         Description
 --------------         -----------



 1                      Stock Purchase and Sale Agreement, dated as of March 10, 1997*
 1.1                    Distribution and Contribution Agreement, dated as of October 1, 1997*

 1.2                    Stock Purchase and Sale Agreement, dated as of October 1, 1997 (MelChart)*

 1.3                    Stock Purchase and Sale Agreement, dated as of October 1, 1997 (Rivera)*

 2                      Standstill Agreement dated as of March 10, 1997*
 2.1                    Amended and Restated Standstill Agreement, dated as of October 1, 1997*

 2.2                    Stockholder's Agreement, dated as of October 1, 1997*

 3                      Option Agreement, dated as of May 12, 1997*

 3.1                    Amended and Restated Option Agreement, dated as of September, 1997*
 4                      Share letter, dated July 29, 1997*



____________________________________
*        Previously filed.